Stagwell Inc.

One World Trade Center, Floor 65

New York, NY 10007

October 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer López

Re:	Stagwell Inc.

Registration Statement on Form S-3 (File No. 333-260202)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stagwell Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on October 22, 2021, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Andrea Basham of Freshfields Bruckhaus Deringer US LLP at (212) 284-4966.

Very truly yours,

Stagwell Inc.

By:	/s/ Frank Lanuto
Frank Lanuto
Chief Financial Officer

cc:	Paul Tiger, Freshfields Bruckhaus Deringer US LLP

Andrea Basham, Freshfields Bruckhaus Deringer US LLP